[redacted]

UNITED
SECURITIES AND EXC
Washington

12013574

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner — (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE M. CHATTOM
Notary Public, State of Texas
My Commission Expires 12-14-2014

Signature

Chief Financial Officer & Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Report of Independent Auditors

To Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 15,692,031
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	299,900
Accounts receivable from affiliates	945,439
Dealer concession receivable	435,529
Dealer concession receivable from affiliates	772,300
Advisory service fee receivable	15,841,600
Service fee receivable	5,574,200
Interest receivable	1,802
Prepaid expenses	97,264
Total assets	$ 39,715,067
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable to affiliates	$ 153,482
Commissions payable	7,310,341
Accrued liabilities	1,362,300
Sales taxes payable to affiliate	785
State taxes payable to affiliate	184,669
Federal income tax payable to affiliate - current	20,041
Federal income tax payable to affiliate - deferred	203,238
Total liabilities	9,234,856
Commitments and contingencies (Note 6)	
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	26,448,841
Total stockholder's equity	30,480,211
Total liabilities and stockholder's equity	$ 39,715,067

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2011

Revenues	
Dealer concession revenue	$ 13,836,811
Dealer concession revenue from affiliates	166,233,387
Service fee income	16,372,789
Service fee income from affiliates	462,288
Advisory service fees	59,512,750
Field operating expenses reimbursement from Parent	19,285,435
Interest	23,376
Other	1,949,250
Total revenues	277,676,086
Expenses	
Commissions	201,874,846
Field operating expenses	19,285,435
General and administrative	7,151,474
Licenses and fees	1,576,885
Professional fees	119,600
Clearing fees	942,887
Total expenses	230,951,127
Income before taxes	46,724,959
Provision for taxes	17,710,659
Net income	$ 29,014,300

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2011	$ 1,000	$ 4,030,370	$ 26,734,541	$ 30,765,911
Dividends paid to Parent	-	-	(29,300,000)	(29,300,000)
Net income	-	-	29,014,300	29,014,300
Balances at December 31, 2011	$ 1,000	$ 4,030,370	$ 26,448,841	$ 30,480,211

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Operating activities	
Net income	$ 29,014,300
Reconciling adjustments to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Cash segregated under federal and other regulations	20,008
Accounts receivable	(19,500)
Accounts receivable from affiliates	(945,439)
Dealer concession receivable	131,740
Dealer concession receivable from affiliates	10,700
Advisory service fee receivable	(1,078,502)
Service fee receivable	(1,502,599)
Interest receivable	1,081
Deferred tax asset	70,359
Prepaid expenses	(9,661)
Accounts payable	(2,351)
Accounts payable to affiliates	(22,252)
Commissions payable	143,145
Accrued liabilities	156,800
Sales taxes payable to affiliate	785
State taxes payable to affiliate	11,016
Federal income tax payable to affiliate - current	(816,197)
Federal income tax payable to affiliate - deferred	203,238
Net cash provided by operating activities	25,366,671
Financing activities	
Dividends paid to Parent	(29,300,000)
Net cash used in financing activities	(29,300,000)
Net decrease in cash and cash equivalents	(3,933,329)
Cash and cash equivalents	
Beginning of year	19,625,360
End of year	$ 15,692,031
Supplemental disclosures	
Taxes paid to affiliate	$ 16,386,127

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii), as described in Supplemental Schedule II.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with Western National Life Insurance Company ("WNL"), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for WNL.

The Company also distributes term life insurance products for American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes

The Company is included in the consolidated federal income tax return filed by AIG. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from AIG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2011, the current federal income taxes payable to an affiliate was $20,041, and the deferred taxes payable to an affiliate was $203,238.

Cash and Cash Equivalents

The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $250,000. Management believes that the risk of loss is minimal.

Cash equivalents of $15,589,218 at December 31, 2011 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dealer Concession Revenue

Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income

The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees

Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value of Financial Instruments

Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

2. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds on deposit with the clearing brokers to meet this requirement. As of December 31, 2011, there were no amounts owed to the clearing brokers by these customers.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital

ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^{2}/_{3}$% of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $6,632,722, which was $6,017,065 in excess of its required net capital of $615,657. The ratio of aggregate indebtedness to net capital is 1.392 to 1. See Schedule I.

4. Transactions With Affiliates

During 2011, the Company paid dividends to VALIC of $29,300,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices are paid by VALIC. These expenses are included in the statement of operations as field operating expenses and also field operating expenses reimbursement from Parent.

Dealer concession revenue from affiliates of $166,233,387 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $772,300 represents amounts due at December 31, 2011 for these services.

During 2011, the Company paid $1,943,414 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent ("sub-TA") fees deposited by the Company.

VALIC charges the Company for various administrative services provided. During 2011, the Company paid VALIC $6,337,127 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts receivable from affiliates of $945,439 consists of commission overpayments due from VALIC relating to Guided Portfolio Advantage investment advisory services.

Accounts payable to affiliates of $153,482 at December 31, 2011 consists of $114,163 due to VRSCO for sub-TA fees and $39,319 due to VALIC for estimated overrides owed to field management.

Balances with affiliates are cleared no less than quarterly.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2011. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2011.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liabilities with regard to the right. During 2011, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

7. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the Statement of Operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ 15,859,991	$ (16,464)	$ 15,843,527
State income and franchise	1,867,132	-	1,867,132
	$ 17,727,123	$ (16,464)	$ 17,710,659

Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to state income taxes net of federal effect.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

8. Subsequent Events

Subsequent events have been evaluated for recognition and disclosure through the date of this report, and no other events require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2011 — Schedule I

Net capital	
Total stockholder's equity	$ 30,480,211
Deductions and/or charges:	
Non-allowable assets:	
Funds deposited with clearing organizations	5,002
Accounts receivable	299,900
Accounts receivable from affiliates	945,439
Dealer concession receivable from affiliates	772,300
Advisory service fee receivable	15,841,600
Service fee receivable	5,574,200
Prepaid expenses	97,264
	23,535,705
Net capital before haircuts on securities positions	6,944,506
Haircuts on securities:	
Money market fund	311,784
Net capital	$ 6,632,722
Aggregate indebtedness	$ 9,234,856
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$ 615,657
Excess net capital	$ 6,017,065
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 5,709,236
Ratio: aggregate indebtedness to net capital	1.392 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA a filing amended February 10, 2012.

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule II

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

VALIC Financial Advisors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g) (1)

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

In planning and performing our audit of the financial statements of VALIC Financial Advisors, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012

pwc

VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Schedules
December 31, 2011

VALIC Financial Advisors, Inc.
Index
December 31, 2011